FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: April 4, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN ANNOUNCES APPOINTMENT OF BRUCE HUMPHREY TO BOARD OF DIRECTORS

Glencairn Gold Corporation is pleased to announce that Bruce Humphrey, P.Eng., has been appointed to the Board of Directors. Mr. Humphrey, who joins the board as an independent director, has more than 30 years of experience in the international mining industry.

“We are very fortunate to have an experienced mining engineer of Mr. Humphrey’s caliber and history of achievements join our board,” said Glencairn President and CEO Peter Tagliamonte. “Bruce brings strong technical depth and experience to the Company at a period we anticipate to be Glencairn’s new growth phase.”

Most recently, Mr. Humphrey was President and CEO of Desert Sun Mining Co., a mining company that successfully developed the Jacobina Mine Complex in Brazil. The outstanding success of this project led to the acquisition of Desert Sun by Yamana Gold in April, 2006.

From 1998 to 2004, Bruce was Chief Operating Officer of Goldcorp Inc. responsible primarily for the re-development, start-up and operation of Goldcorp’s high-grade Red Lake mine in northwestern Ontario.

Mr. Humphrey’s engineering career began following his graduation from the University of Saskatchewan in 1974 when he joined Inco’s nickel operations near Thompson, Manitoba, as mine engineer. In 1979, he was employed by Cominco’s Kimberley, B.C., operations in its mechanized mine department. He has also worked in progressively senior capacities with Noranda, Canamax and Canadian Mine Development. From 1995 to 1998, he was vice president, mining and contracting for BLM Service Group, a major engineering firm with projects worldwide.

About Glencairn Gold Corporation

Glencairn is a growing gold producer with mining and exploration activities focused in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua and plans to convert a third mine, the Libertad Mine in Nicaragua, to conventional milling and expand the operation. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Christina Lalli, 514-939-3989 clalli@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.